SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          MERCHANTS CAPITAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK Par Value $5.00 per share
                         (Title of Class of Securities)

                                    553991142
                                 (CUSIP Number)

                                 Not Applicable
(Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is field:

[X ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment to Schedule 13G is for the calendar year ended December 31, 1997.





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CUSIP NO. 24955510                                            13G

1        NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

         Howell N. Gage, Jr. Trustee of Merchants Bank Employee Stock Ownership Plan

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)

                                          (a)  |  |

                                          (b)  |  |

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the United States

NUMBER OF                  5        SOLE VOTING POWER
SHARES                              21,356

BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            51,724


EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           21,356


PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                51,724

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  73,080

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.84%

12       TYPE OF REPORTING PERSON (See instructions)   BK and IN




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                             SCHEDULE 13G


Item 1 (a) Name of Issuer:

         Merchants Capital Corporation

Item 1 (b) Address of Issuer's Principal Executive Offices:

         820 South Street
         Vicksburg, MS 39180

Item 2 (a) Name of Person Filing:

         Howell N. Gage, Jr., Trustee

Item 2 (b) Address of Principal Business Office:

         820 South Street
         Vicksburg, MS 39180

Item 2 (c) Citizenship:

         USA

Item 2 (d) Title of Class of Securities:

         See Cover Page

Item 2 (e) CUSIP Number:

         See Cover Page

Item 3:

         If this statement is filed pursuant to Rules 13d-1(b),  or 13d- 2(b) or
         (c), check whether the person filing is a:

         (a)      [   ]    Broker or Dealer registered under section 15
                           of the Act.

         (b)      [X]      Bank as defined in section 3(a)(6) of the Act.

         (c)      [   ]    Insurance Company as defined in section
                           3(a)(19) of the Act.

         (d)      [   ]    Investment Company registered under section 8
                           of the Investment Company Act.




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         (e)      [   ]    Investment Adviser registered under section
                           203 of the Investment Advisers Act of 1940.

         (f)      [   ]    Employee Benefit Plan, in accordance with
                           ss. 240.13d-1(b)(1)(ii)(F).

         (g)      [   ]    Parent Holding Company, in accordance with ss.
                           240.13d-1(b)(ii)(G)

         (h)      [   ]    A savings association as defined in Section
                           3(b) of the Federal Deposit Insurance Act (12
                           U.S.C. 1813).

         (i)      [   ]    A church plan that is excluded from the
                           definition of an investment company under
                           Section 3(c)(14) of the Investment company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [   ]    Group, in accordance with @ 240.13d-1(b) (1)
                           (ii) (J).

         If this statement is filed pursuant to @ 240.13d-1(c), check this box. [ ]

Item 4 Ownership:

         (a) Amount Beneficially Owned: Howell N. Gage, Jr., in his capacity as trustee, may be deemed beneficial owner of 51,724 shares held in the ESOP.

         (b)  Percent of Class: 9.84%

         (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of Cover Page.

Item 5 Ownership of Five Percent or Less of a Class:

         N/A

Item 6 Ownership of More Than Five Percent on Behalf of Another
Person:

         Mr. Gage shares the power to vote 51,724 shares of Issuer Common Stock with participants in the Bank ESOP. Each participant is entitled to direct the Trustee of the Bank ESOP (Mr. Gage) as to the manner in which Issuer Common Stock allocated to his or her employer stock account is to be voted. Any stock not directed shall be voted in the discretion of the Trustee. The Bank ESOP was established by the Bank, being organized in the State of Mississippi, with its principal place of business located at 820 South street, Vicksburg, MS 39180. The principal business of the



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Bank ESOP is to enable employees to accumulate  capital  ownership in the Issuer and help provide for their retirement by sharing in the growth of the Issuer.

         Mr. Gage shares the power to dispose 51,724 shares of Issuer Common Stock with the Bank ESOP Administrative Committee. This shared dispositive power is derived from shared investment power over the Bank ESOP assets, between Mr. Gage and the Administrative Committee. The Administrative Committee is comprised of individuals all of whom are full time employees of the Bank. Mr. Armand Guizerix III is Chairman of the Administrative Committee.
The other members are as follows: Mr. John R. Byram, Mr. Howell N. Gage, Ms. Rita Jones, Mr. James R. Wilkerson, Jr., Ms. Dorothy Bonelli, Ms. Edna Campbell, and Ms. Sandra Crevitt. The business address of all of these members is that of the Bank. The citizenship of all of the Administrative Committee members is the United States and their present principal occupation is with the Bank.

Item 7 Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported On By the Parent Holding
Company:

         N/A

Item 8 Identification and Classification of Members of the Group:

         N/A

Item 9 Notice of Dissolution of Group:

         N/A

Item 10 Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.




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Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: March 9, 1998
                                   -----------------------------------

                              Signature:  /s/ Howell N. Gage, Jr.
                                         -----------------------------
                              Name and Title: Howell N. Gage, Jr.
                              Trustee of Merchants Bank